Peak Expands Services to City of Changzhou with New Jinxiaoer Service Centre

Montreal, Quebec--(Newsfile Corp. - April 6, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that the Company's services will now be available to small and medium sized businesses, loan brokers and financial institutions in the city of Changzhou with the arrival of the city's first Jinxiaoer Service Centre.

After limiting its service offering to three cities (Wuxi, Jiangyin and Xi'An) in 2019, the Company set the objective of expanding its services to at least twenty cities by the end of 2020, with at least three Service Centres in each city. One of the key elements to Peak's expansion plans was its acquisition of the Jinxiaoer loan brokerage platform, which already had established relationships with over 2,500 loan brokerage companies in 31 cities across China, and over 40,000 affiliated and independent sales reps. Earlier this year, the Company started converting some of these brokerage companies into Jinxiaoer Service Centres, as well as some that had no previous links to Jinxiaoer, like the one announced today.

This latest Jinxiaoer Service Centre is the Changzhou branch of Jiu Dong Ltd. ("Jiu Dong"). Jiu Dong works with a handful of the city's banks and non-bank lenders to help consumers and small business owners obtain loans that are secured by their vehicles. Jiu Dong's managers and employees will undergo Jinxiaoer's mandatory two-week training program to ensure that they will abide by Jinxiaoer's Service Centre code of conduct, level of service and customer experience, prior to the physical transformation of its premises to be officially recognized as a Jinxiaoer Service Centre.

Today's announcement means that Peak's services will now be available in five cities after having expanded its services to Shanghai earlier this year.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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